SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13G

                                 AMENDMENT NO. 9

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934



                           DEVCON INTERNATIONAL CORP.
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                                (Name of Issuer)



                          COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)



                                    251588109
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                                 (CUSIP Number)



                                DECEMBER 31, 1999
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             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

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CUSIP NO. 251588109                  SCHEDULE 13G           PAGE 2 OF 5 PAGES
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--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 DONALD L. SMITH, JR.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]
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  3     SEC USE ONLY


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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A
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                                      5    SOLE VOTING POWER             264,431
            NUMBER OF
              SHARES                  6    SHARED VOTING POWER           999,000
           BENEFICIALLY
             OWNED BY
               EACH                   7    SOLE DISPOSITIVE POWER        264,431
            REPORTING
           PERSON WITH                8    SHARED DISPOSITIVE POWER      999,000
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,263,431

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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 27.62%
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  12    TYPE OF REPORTING PERSON*

                 IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 251588109                  SCHEDULE 13G           PAGE 3 OF 5 PAGES
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ITEM 1(A).        NAME OF ISSUER.

                  Devcon International Corp.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  1350 E. Newport Center Drive, Suite 201
                  Deerfield Beach, Florida 33443

ITEM 2(A).        NAME OF PERSON FILING.

                  Donald L. Smith, Jr., an individual (the "Reporting Person").

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  1350 E. Newport Center Drive, Suite 201
                  Deerfield Beach, Florida 33443

ITEM 2(C).        CITIZENSHIP.

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, $0.10 Par Value

ITEM 2(E).        CUSIP NUMBER.

                  251588109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), IDENTIFY THE STATUS OF THE PERSON FILING.

                  Not applicable.

ITEM 4.           OWNERSHIP.

                                AMOUNT
REPORTING PERSON        BENEFICIALLY OWNED(1)       PERCENT OF CLASS(1)
--------------------------------------------------------------------------------
Donald L. Smith, Jr.        1,263,431                       27.62%

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CUSIP NO. 251588109                  SCHEDULE 13G           PAGE 4 OF 5 PAGES
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                        POWER TO VOTE(1)          POWER TO DISPOSE(1)
                       -----------------          -------------------
REPORTING PERSON        SOLE     SHARED            SOLE      SHARED
----------------        ----     ------            ----      ------

Donald L. Smith Jr.    264,431  999,000           264,431    999,000
------------------

(1) Donald L. Smith, Jr. has the sole power to vote and dispose of 264,431 shares of Devcon Common Stock. Donald L. Smith, Jr. directly owns 189,431 shares of Devcon Common Stock plus 75,000 shares issuable upon exercise of options that are presently exercisable. This does not include 50,000 shares that are issuable to Donald L. Smith, Jr. upon exercise of options that are not presently exercisable.

         Donald L. Smith, Jr. has the shared power to vote and dispose of 999,000 shares of Devcon Common Stock. Donald L. Smith, Jr. is the sole shareholder, officer and director of Smithcon Investments, Inc. (the "Corporation"). The Corporation owns 17,628 shares of Devcon Common Stock directly. Donald L. Smith, Jr. as the sole shareholder, officer and director of the Corporation, has the power to vote and dispose of all voting common stock either owned or controlled by the Corporation. The Corporation is the general partner of Smithcon Family Investments Ltd. (the "Partnership"). The Partnership owns 981,372 shares of Devcon Common Stock. The Corporation, as the sole general partner of the Partnership, has the power to vote and dispose of Devcon Common Stock held by the Partnership. The Partnership has shared power to vote and dispose of the 981,372 shares of Devcon Common Stock owned by it.

         There are 4,573,935 shares of common stock outstanding.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not applicable.

ITEM 10.        CERTIFICATION.

                Not Applicable.

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CUSIP NO. 251588109                  SCHEDULE 13G           PAGE 5 OF 5 PAGES
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 11, 2000                            /S/ DONALD L. SMITH, JR.
                                              ------------------------
                                              DONALD L. SMITH, JR.